SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ___________________

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2002

                              ___________________

                            Bayer Aktiengesellschaft
             (Exact name of registrant as specified in its charter)

                              Bayerwerk, Gebaude W1
                               D-51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)

                              ___________________

               Indicate by check mark whether the registrant files
                  or will file annual reports under cover Form
                               20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

                Indicate by check mark whether the registrant by
              furnishing information contained in this Form is also
                      thereby furnishing information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                    Yes     No X
                                       ---    ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  EXHIBIT INDEX


1.   One press release dated May 2, 2002.

2.   One press release dated May 31, 2002.

3.   One press release dated June 3, 2002

4.   One press release dated June 12, 2002.

5.   One press release dated July 17, 2002.

6. One undated invitation to the Bayer AG 2002 Investor Conference in London on August 1, 2002.

7.   One press release dated July 24, 2002.

8.   One press release dated July 24, 2002.

9.   One undated press release containing the 1H 2002 Publication Schedule.

10.  One press release dated August 1, 2002.

11. One English-language version of Bayer AG's Interim Report for the first half of 2002 as distributed at Bayer AG's Investor Conference in London on August 1, 2002.

                                    EXHIBIT 1

                                  [Bayer Logo]

Corporate Investor Relations


Treatment of community-acquired pneumonia

Avalox(R)i.v. approved in Germany: noticeable drop in treatment costs possible

Shorter hospitalization period thanks to effective treatment

Leverkusen, May 2, 2002 - The intravenous (i.v.) presentation of Bayer's antibiotic Avalox (R) (moxifloxacin) has now been registered in Germany. This means that a new, highly effective therapeutic option, capable of shortening the period of hospitalization and thus also noticeably reducing the cost of treatment, is now available for the treatment of community-acquired pneumonia.

Pneumonia is the most common cause of morbidity and mortality in infectious diseases. In Germany, 350,000 to 500,000 individuals develop pneumonia each year, and 175,000 patients (about 35 percent of all cases) require hospital treatment as a consequence.

A cost/benefit analysis presented at the 12 th European Congress of Clinical Microbiology and Infectious Diseases in Milan, Italy, showed that first-line use of Avalox (R) i.v. can also markedly reduce the cost of treatment. For example, according to the model calculation, in Germany EUR 266 and in France EUR 381 could be saved per patient thanks to the shorter duration of hospitalization. "Use of Avalox (R) i.v. effectively lowered the overall cost of treatment," said Jeremy Chancellor, Head of the independent evaluating institute "Innovus Research", United Kingdom.

"The cost/benefit analysis presented in Milan once again confirms that innovative research is beneficial from an overall economic perspective as well. We are convinced that Avalox (R) i.v. will be as well accepted by doctors as the tablet presentation, which has now been used to treat more than 12 million patients around the world," said Dr. Wolfgang Plischke, General Manager of Bayer AG's Pharmaceuticals Business Group.

Avalox (R) (Avelox (R) outside Germany) has been on the market since 1999 and has now been launched in more than 70 countries. Avelox (R) i.v. was registered in the United States in late 2001. The intravenous presentation is expected to achieve sales of EUR 250 million by 2008.

Leverkusen, May 2002


Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 2

                                  [Bayer Logo]

Corporate Investor Relations


Following E.U. Commission's approval:

FTC gives the green light for Bayer to acquire Aventis CropScience

Leverkusen - The U.S. antitrust authority, the Federal Trade Commission (FTC), approved Bayer AG's acquisition of Aventis CropScience (ACS) subject to certain conditions. Clearance had already been given by the European Commission on April 17, 2002.

"We're glad that closing - the actual transfer of the business - can now take place very soon," said Dr. Jochen Wulff, designated Management Board Chairman of Bayer CropScience. "The important thing now is to quickly and efficiently integrate the ACS operations with Bayer's crop protection business and to foster employee and customer awareness of our new corporate identity as Bayer CropScience."

The FTC's approval is conditional upon the divestment or outlicensing of a number of products marketed in the United States.

The conditions regarding the insecticide fipronil are largely the same as those imposed by the E.U. Commission. The global business in fipronil for agricultural uses must be divested. Bayer may market the product for non-agricultural uses through a co-exclusive license, except in Europe. Like the European Commission, the FTC also requires that Bayer divest the insecticide acetamiprid in Europe and North America.

In addition, the wheat herbicide Everest must be divested, and Bayer's cotton defoliant Folex(R), previously sold through ACS, must now be marketed by a third party.

The conditions imposed by the European Commission and the FTC relate to a total sales volume of 650 to 700 million euros. Says Dr. Wulff: "These negotiated divestments will of course have an impact on our baseline, but it will be limited and will not interfere with our strategic goals for Bayer CropScience."

Leverkusen, May 31, 2002


Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 3

                                  [Bayer Logo]

Corporate Investor Relations


Closing of Aventis CropScience acquisition

Bayer CropScience ready for launch

Among the top companies in the world market / Forecasted growth above the industry average

Leverkusen, June 3, 2002 - The new Bayer CropScience subgroup, formed through the merger of Bayer's Crop Protection Business Group with Aventis CropScience SA, will begin operating on June 4, 2002. The industry's new number two company is thus being given the green light following a thorough examination by the antitrust authorities. The European Commission approved the acquisition in April, and the United States Federal Trade Commission (FTC) gave the go-ahead on May 30. Closing of the EUR 7.25 billion deal on June 3 marks the biggest acquisition in Bayer's history.

"We are pleased to have accomplished this major acquisition in just half a year. Bayer CropScience will be one of the pillars of the reorganized Bayer Group," commented Bayer Management Board Chairman Werner Wenning. "We will be able to capitalize on our strengths as a leading company in crop protection, the seed business and biotechnology, as well as in non-agricultural pest control. We are counting on the considerable innovative power of the new company, which we intend to safeguard through suitably high research and development budgets."

Despite the conditions imposed by the antitrust authorities, which will mean divesting or outlicensing a sales volume of between EUR 650 million and EUR 700 million, Bayer CropScience is one of the industry's top companies, with approximately 22,000 employees and sales of roughly EUR 6.5 billion.

Bayer CropScience is divided into five functions, and its operations are steered via five market regions - Europe, NAFTA, Cono Sur, Northeast Asia and International. The classic crop protection business is complemented by two autonomous business groups: Environmental Science (which includes professional pest control) and BioScience, both headquartered in Lyon, France and the site in Frankfurt, Germany to the United States, Japan and Brazil. At these meetings, the management team consisting of Management Board Chairman Dr. Jochen Wulff and Board members Dr. Bernward Garthoff (Technology), Dr. Esmail Zirakparvar (Business Operations) and Willy Scherf (Administration) will also answer questions concerning the ongoing integration process that will continue to be a focus of the new company. Also a high priority are efficient communication with, and continuing support for, the new company's customers, for in the future Bayer CropScience will offer a considerably broader product range and enhanced problem solutions thanks to its increased wealth of expertise.

Leverkusen, June 3, 2002

                   A conference call on the closing of the ACS
              acquisition is scheduled for Wednesday, June 5, 2002.
                       Details will be announced shortly.



Further information on Bayer CropScience is available at www.bayercropscience.com





Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 4

                                  [Bayer Logo]

Corporate Investor Relations


Bayer is present at Goldman Sachs Global Healthcare Conference and Sal. Oppenheim Symposium

Ladies and gentlemen,

Bayer is presenting on the Goldman Sachs Global Healthcare Conference 2002 in Laguna Nigel, California (June 10 - 14, 2002) and todays Sal. Oppenheim Symposium 2002 in Frankfurt.

The presentations are available for download from the company's website www.investor.bayer.com

Sincerely,
Bayer AG
Investor Relations Team

Leverkusen, June 12, 2002


Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 5

                                  [Bayer Logo]

Corporate Investor Relations


Bidding process concluded:

Bayer plans to sell Haarmann & Reimer to EQT

Intended merger of H&R with competitor Dragoco

Leverkusen, - Bayer plans to sell its subsidiary Haarmann & Reimer (H&R) for
(euro)1.66 billion to the EQT Northern Europe Private Equity Funds, which are sponsored by Investor AB of Sweden. The Holzminden, Germany-based fragrances and flavors manufacturer would be bought by an acquirer company into which H&R's current competitor Dragoco, also of Holzminden, would be integrated. The merger would give rise to a leading fragrances and flavors company with a global presence and the ability to offer an outstanding product range. This new company would have 5,800 employees and pro forma sales of (euro)1,245 million based on 2001 figures. Closing of the acquisition is expected to take place in the fourth quarter of 2002 subject to the approval of the antitrust authorities.

Explained Werner Wenning, Chairman of the Bayer AG Management Board: "We welcome this outcome. It marks a further step in the streamlining of our Group portfolio." He said the proceeds - like those of the recent sales of company housing units, the interest in Agfa and the generics business in France and Spain - would be used to reduce debt. Wenning remains confident that the other divestments announced can also be accomplished on schedule. He believes that "The new company has every chance of a highly prosperous future in this fast-growing but consolidating industry."

Bayer carried out the sale of Haarmann & Reimer as an open bidding process. Several of the numerous potential investors were invited to examine the company in detail and make a binding offer. Both strategic and financial investors remained in the running right up to the end. EQT (www.eqt.se) is a group of private equity funds with equity commitments exceeding (euro)3 billion. The EQT funds are sponsored by Investor AB, the publicly listed industrial holding company of the Wallenberg foundations, Sweden.

Leverkusen, July 17, 2002


Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 6

                                  [Bayer Logo]

Investor Relations


BAYER AG 2002 INVESTOR CONFERENCE IN LONDON

Ladies and Gentlemen,

We would be delighted if you could join us for our London Investor Conference. Our presentation and a dinner will take place on:

Date: Thursday, August 1st , 2002

Time: 5:00 p.m. cocktail reception

5:30 p.m. presentation, followed by dinner

Place: One Whitehall Place, Westminster, London SW1A 2HD

Visiting London will be Werner Wenning, CEO and Chairman, Klaus Kuhn, CFO and Board Member, and Dr. Alexander Rosar, Head of Investor Relations.

Please send a response by July 26 to Eddie Arcari at Morrow & Co., 1 Queen Anne's Gate, London SW1H 9BT, E-mail: earcari@morrowco.com, Fax Number: (020) 7222 4651, Phone: (020) 7222 4645.

We would be most grateful if you would advise us if you have any special dietary requirements for dinner.

We very much hope that you will be able to join us.

Sincerely,

Bayer Investor Relations Team

                                    EXHIBIT 7

                                  [Bayer Logo]

Corporate Investor Relations

Bayer and Glaxosmithkline receive U.S. FDA Approvable Letter for Vardenafil

Leverkusen, Germany and London, UK, July 24, 2002: Bayer AG [DAX and NYSE: BAY] and GlaxoSmithKline plc [LSE and NYSE: GSK], announced today that they have received an approvable letter from the U.S. Food and Drug Administration (FDA) for vardenafil, an oral investigational drug under review for the treatment of erectile dysfunction (ED). The drug has been approved by regulatory authorities in several Latin American countries and has been submitted for approval to regulatory agencies in all major markets.

The companies said that the FDA has asked for additional clinical pharmacology studies before granting final approval for vardenafil. A U.S. launch for the product is now projected for 2003.

Wolfgang Plischke, Ph.D., president, Pharmaceutical Division of Bayer HealthCare, Bayer AG, said, "Bayer and GSK are committed to bringing vardenafil to market as quickly as possible, and believe that the compound can provide a new alternative for millions of men."


Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 8

                                  [Bayer Logo]


Corporate Investor Relations

Further consolidation of the diagnostics business:

Bayer agrees to acquire Visible Genetics Inc. for US$ 61.4 million

HIV test portfolio crucially expanded

Leverkusen/Tarrytown - As a further consolidation of its diagnostics business, Bayer Corporation, the U.S. subsidiary of the Bayer Group, has agreed to acquire Visible Genetics Inc. (VGI), a Canadian company listed on the U.S. NASDAQ stock exchange. The purchase price is valued at US$ 61.4 million; Bayer will purchase VGI's outstanding common shares at a cost of $1.50 per share and Series A preferred stock at par plus accrued dividends. The transaction is subject to approval from the regulatory authorities and the VGI shareholders, who will be asked to approve the plan at a stockholders' meeting scheduled for October 2002.

"This acquisition is another milestone in our ongoing strategy to expand our Infectious Disease portfolio which began with our acquisition of Chiron Diagnostics in 1998," said Rolf Classon, Head of the Diagnostics Division of the future Healthcare subgroup of Bayer AG.

With a market share of around 10 percent in the medical diagnostics sector and annual sales of EUR 2.0 billion, Bayer Diagnostics is among the world's four largest providers in this field. The acquisition of VGI is intended to further expand the company's position in the field of nucleic acid diagnostics.

VGI's assay portfolio complements Bayer's existing range of nucleic acid tests for HIV and hepatitis. VGI plays a leading role in resistance determination by means of sequencing analysis with its TRUGENETM tests, which include the TRUGENETM HIV-1 test, the only HIV sequencing Genotyping Test to have been granted market approval by the US Food and Drug Administration.

The treatment of viral diseases is frequently complicated by the development of resistant viruses. Resistance testing is therefore carried out as a measure to monitor therapeutic success, an approach that is also recommended in medical guidelines.

With approximately 7,000 employees worldwide, Bayer Diagnostics, based in Tarrytown, New York, USA, supports customers in 100 countries through an extensive portfolio of central laboratory, self-testing, nucleic acid and near-patient care diagnostics systems and services for use in the assessment and management of health, including the areas of cardiovascular and kidney disease, oncology, virology, women's health and diabetes. Bayer Diagnostics is a part of the worldwide Bayer Group, an international health care and chemicals group based in Leverkusen, Germany.

Visible Genetics Inc., Toronto, Canada, develops, manufactures and markets automated DNA sequencing systems. The company has 350 employees worldwide; sales in 2001 amounted to US$ 14 million.

Leverkusen, July 24, 2002





Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    EXHIBIT 9

                                  [Bayer Logo]

Investor Relations

1H 2002 Publication Schedule

Ladies and Gentlemen,

Our 1H2002 releases will be published tomorrow, August 1, at 8.00 a.m. CET.

The company will be available for comments during its investor conference, starting at 5.00 p.m. (London time) at

                One Whitehall Place, Westminster, London SW1A 2HD

The conference will be headed by Werner Wenning, CEO. He will be accompanied by Klaus Kuhn, CFO, Wolfgang Plischke, Head of Pharmaceuticals, Bernward Garthoff, member of the board of Bayer CropScience, and Alexander Rosar, Head of Investor Relations.

Please contact Eddi Arcari at Morrow & Co., phone (020)-7222-4645, if you intend to participate.

The entire conference will be broadcast via internet at www.investor.bayer.com.

Shareholder's letter and the conference presentation will be available at 8.00 a.m. (CET) from our investor relations website.

Best regards,

Bayer Investor Relations Team



Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 10

                                  [Bayer Logo]

Corporate Investor Relations

Werner Wenning on Bayer's first-half results:

"2002 is a year of transition in which we are creating the basis for future growth"

Sales and operating result depressed by continuing economic weakness and pharmaceutical product withdrawal / Divestment proceeds should mean higher net income for the full year

Leverkusen - "2002 is a year of transition in which we are creating the basis for future growth in the Bayer Group." That was the comment of Werner Wenning, Chairman of the Management Board of Bayer AG, when the first-half figures were released on Thursday, August 1. "Our priorities are the reorganization of the Bayer Group, the rapid integration of Aventis CropScience and improving the basis for our Health Care activities." According to Wenning, Bayer will press systematically ahead with the implementation of the cost structure programs announced last year which are intended to save a further (euro)0.5 billion this year. "In the interests of our stockholders, customers and employees, we must ensure that our company returns to a path of sustained growth next year," emphasized Bayer's CEO.

In the first half of 2002, the continuing difficult business environment and the gap in sales resulting from the market withdrawal in August 2001 of Bayer's cholesterol-lowering drug Lipobay/Baycol had a strong adverse effect on the company's performance. Sales from continuing operations -without the activities the company plans to sell - declined by 7 percent to (euro)14.3 billion. The operating result before exceptional items dropped by 44 percent to (euro)0.8 billion, also due mainly to the Lipobay/Baycol withdrawal. After exceptional items, which included (euro)0.5 billion in proceeds from the sale of company housing units and (euro)0.3 billion in charges for restructuring and site consolidation, the operating result dropped by 20 percent to (euro)1.0 billion. Net income, including a tax-free gain on the sale of Bayer's remaining 30 percent interest in Agfa, was down 19 percent year-on-year to (euro)0.8 billion.

Wenning was pleased that net debt, which had increased as a result of the Aventis CropScience acquisition, had already been reduced substantially to
(euro)12.1 billion. This was due primarily to three factors: improved working capital management, which led to a 60 percent increase in net cash flow to
(euro)1.3 billion; a reduction in capital spending to (euro)1.0 billion; and the
(euro)0.7 billion proceeds of the sale of Bayer's remaining interest in Agfa.

With regard to the overall outlook for 2002, the Bayer CEO said: "We do not see any indication of a tangible recovery this year." Despite the negative economic forecast, he anticipates that net income will be up over the previous year in light of the divestment proceeds already realized and those still expected.

Leverkusen, August 1, 2002


Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                   EXHIBIT 11

                                  [Bayer Logo]

Investor Relations

                               1H 2002 Publication

Ladies and Gentlemen,

Please find attached our Interim Report for 1H 2002.

The company will be available for comments during today's investor conference, starting at 5.00 p.m. (London time) at

                One Whitehall Place, Westminster, London SW1A 2HD

The conference will be headed by Werner Wenning, CEO. He will be accom-panied by Klaus Kuhn, CFO, Wolfgang Plischke, Head of Pharmaceuticals, Bernward Garthoff, member of the board of Bayer CropScience, and Alexander Rosar, Head of Investor Relations.

Please contact Eddi Arcari at Morrow & Co., phone (020)-7222-4645, if you intend to participate.

The entire conference will be broadcast via internet at www.investor.bayer.com.

The conference presentation is already available for download from our investor relations website.

Best regards,

Bayer Investor Relations Team


Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Stockholders'
Newsletter

                                                                            2002

Interim Report for the First Half

--------------------------------------------------------------------------------
--   Performance by Business Area
--------------------------------------------------------------------------------
--   Performance by Region
--------------------------------------------------------------------------------
--   Liquidity and capital resources
--------------------------------------------------------------------------------
--   Earnings performance
--------------------------------------------------------------------------------
--   Asset and capital structure
--------------------------------------------------------------------------------
--   Capital expenditures
--------------------------------------------------------------------------------
--   Employees
--------------------------------------------------------------------------------
--   Outlook
--------------------------------------------------------------------------------
--   Bayer Group Highlights
--------------------------------------------------------------------------------
--   Bayer Group Consolidated Statements of Income (Summary)
--------------------------------------------------------------------------------
--   Bayer Group Consolidated Balance Sheets (Summary)
--------------------------------------------------------------------------------
--   Bayer Group Consolidated Statements of Changes in Stockholders' Equity
--------------------------------------------------------------------------------
--   Key Data by Segment
--------------------------------------------------------------------------------
--   Key Data by Region
--------------------------------------------------------------------------------
















                                                                    [Bayer logo]

Interim Report for the First Half

First-half net income 19 percent below
last year - Net operating cash flow greatly improved

Business conditions remained difficult in the first half of 2002, with no sustained recovery in customer demand so far. Sales from continuing operations, at (euro)14.3 billion, were down 7 percent, of which 2 percentage points were due to exchange rate fluctuations and 3 points to the withdrawal of Lipobay(R)/Baycol(R).

         The absence of this product was one of the main reasons for the 44 percent drop in the operating result before exceptional items to (euro)0.8 billion, another major factor being continuing pressure on polymers and chemicals margins. The operating result after exceptional items fell by 20 percent to (euro)1.0 billion. The exceptional items comprised (euro)0.5 billion in income from the sale of housing units and (euro)0.3 billion in charges for restructuring and site consolidation.

         Haarmann & Reimer will be reported as a discontinuing operation until the date of its divestment. Including discontinuing operations, Group sales declined by 8 percent to (euro)14.7 billion and the operating result fell 35 percent to (euro)1.1 billion, the previous year's figure having been boosted by exceptional income from the sale of the interest in EC Erdolchemie. Group income after taxes for the first half of 2002 amounted to (euro)0.8 billion, including
(euro)0.3 billion from the sale of the 30 percent interest in Agfa-Gevaert N.V.

[GRAPHIC]
Sales from continuing operations
(euro) million
                  2002    2001    2002    2001   2001    2001
                   Q1      Q1      Q2      Q2     Q3      Q4
                   --      --      --      --     --      --
Domestic         2,021   2,291   2,038   2,193  1,868  1,910
Foreign          4,989   5,212   5,233   5,597  4,846  5,253

Operating result from continuing operations before exceptional items
(euro)million
                  2002    2001    2002    2001   2001    2001
                   Q1      Q1      Q2      Q2     Q3      Q4
                   --      --      --      --     --      --
                   490    914     318     536     39     349
 [/GRAPHIC]




Change in Sales                                   1st Half
------------------------------------------        -----------
Reported                                          - 8 %
Continuing operations                             - 7 %
Volumes                                           - 2 %
Prices                                            - 4 %
Exchange rates                                    - 2 %
Portfolio changes                                 + 1 %

         Earnings for the second quarter of 2002 were significantly affected by the acquisition of Aventis CropScience as of June 1, which led to (euro)0.1 billion of purchase accounting amortization. The increased level of net debt resulting from the acquisition was already reduced to (euro)12.1 billion by June 30 through tight controls on spending and 60 percent growth in net cash flow.

Performance by Business Area

In the first half of 2002 our four business areas recorded combined external sales of (euro)13.9 billion, an operating result of (euro)0.9 billion before exceptional items, and gross cash flow of (euro)1.5 billion. Polymers accounted for the largest proportions of sales and gross cash flow (39 and 36 percent respectively), while HealthCare contributed the largest share - 47 percent - to the operating result.

[GRAPHIC]
Performance by business area (before reconciliation)
(euro) million
                               Health Care  CropScience  Polymers  Chemicals
                               -----------  -----------  --------  ---------
Sales                              4,760      1,949        5,466     1,700
Operating result*                    437        164          228       107
Gross cash flow                      511        259          544       186
* Before exceptional items
[/GRAPHIC]
HealthCare

(euro) million                     1st Half        Full Year

                               2002        2001       2001
------------------------------------------------------------------
Sales                          4,760       5,341     10,821
------------------------------------------------------------------
Operating result
before exceptional items         437         523        943
------------------------------------------------------------------
Return on sales
before exceptional items        9.2%        9.8%       8.7%
------------------------------------------------------------------
Gross cash flow                  551         544        926
------------------------------------------------------------------

CropScience

(euro) million                      1st Half         Full Year
                               2002         2001       2001
--------------------------------------------------------------------
Sales                          1,949        1,680      2,708
--------------------------------------------------------------------
Operating result before
exceptional items                164          375        453
--------------------------------------------------------------------
Return on sales before
exceptional items               8.4%        22.3%      16.7%
--------------------------------------------------------------------
Gross cash flow                  259          351        550
--------------------------------------------------------------------


Sales in the Health Care business area decreased by 11 percent in the first half to (euro)4.8 billion, largely because of the withdrawal of the cholesterol-lowering drug Lipobay(R)/Baycol(R). The operating result before exceptionals dropped by 16 percent to (euro)0.4 billion, and gross cash flow was down 6 percent to (euro)0.5 billion. Profitability in this business area is currently very unsatisfactory, and further cost savings have been initiated. Talks are already being held with a view to a possible alliance.

Top-selling Pharmaceutical and
Biological Products in the First Half of 2002

                                       (euro) million           Change
Ciprobay(R)/Cipro(R)                       775                + 5 %
-----------------------------------------------------------------------
Adalat(R)                                  444               - 13 %
-----------------------------------------------------------------------
Kogenate(R)                                176               + 75 %
-----------------------------------------------------------------------
Gamimune(R)N                               154                - 1 %
-----------------------------------------------------------------------
Glucobay(R)                                145                - 6 %
-----------------------------------------------------------------------
Avalox(R)/Avelox(R)                        112                + 6 %
-----------------------------------------------------------------------
Prolastin(R)                                82               + 46 %
-----------------------------------------------------------------------
Nimotop(R)                                  65                + 7 %
-----------------------------------------------------------------------
Trasylol(R)                                 64                - 4 %
-----------------------------------------------------------------------
Human albumin/Plasmubin(R)                  44               - 13 %
-----------------------------------------------------------------------

         Pharmaceutical sales in the first half of 2002 declined by 24 percent to (euro)1.9 billion, mainly due to the absence of Lipobay(R)/Baycol(R). The anti-infectives Ciprobay(R)/Cipro(R) and Avalox(R)/Avelox(R) posted sales increases. The antihypertensive Adalat(R) stood up well to increasing competition from generics, with second-quarter sales reaching nearly the previous year's level.

         Following receipt of an "approvable" letter from the U.S. Food and Drug Administration, we now expect the U.S. launch of our new erectile dysfunction drug to be delayed until 2003.

         The Biological Products Business Group performed well, with substantially higher output of the factor VIII product Kogenate(R) boosting sales by 21 percent to (euro)0.5 billion.

         Consumer Care sales were down 10 percent to (euro)0.9 billion, due especially to lower demand for our cold and pain remedies in the United States. Business was also hurt by the economic crisis in Argentina, which is an important market for this business group.

         Diagnostics sales rose by 3 percent to (euro)1.0 billion, with the ADVIA(R) Centaur laboratory analyzer and the Glucometer(R) Elite blood glucose meter contributing particularly to growth.

         Animal Health sales matched the previous year's level of (euro)0.4 billion.

Polymers

(euro) million                      1st Half         Full Year
                                 2002       2001       2001
-------------------------------------------------------------------------------
Sales                            5,466      5,792     11,020
-------------------------------------------------------------------------------
Operating result
before exceptional items           228        428        417
-------------------------------------------------------------------------------
Return on sales
before exceptional items          4.2%       7.4%       3.8%
-------------------------------------------------------------------------------
Gross cash flow                    544        779      1,193
-------------------------------------------------------------------------------

Chemicals

(euro) million                      1st Half        Full Year
                                 2002       2001       2001
-------------------------------------------------------------------------------
Sales                            1,700      2,050      3,749
-------------------------------------------------------------------------------
Operating result
before exceptional items           107        255        271
-------------------------------------------------------------------------------
Return on sales
before exceptional items          6.3%      12.4%        7.2%
-------------------------------------------------------------------------------
Gross cash flow                    186        237        379
-------------------------------------------------------------------------------





CropScience sales rose by 16 percent, or (euro)0.3 billion, to (euro)1.9 billion, due to the first-time inclusion of the business acquired from Aventis CropScience (ACS). Good growth was achieved in Europe by our Stratego(R) and Folicur(R) fungicides. Business in Latin America, however, was impaired by the adverse economic situation in some of our major markets.

         The operating result and gross cash flow were down by 56 and 26 percent, respectively, to (euro)0.2 billion and (euro)0.3 billion. Since the ACS business was not actually acquired until June 1, 2002, the amounts provisionally reflected in the consolidation as at June 30 are taken from the pro forma financial statements of the Bayer CropScience subgroup and include the (euro)0.1 billion amortization of the difference between the purchase price and the net equity acquired.

Sales in the Polymers business area in the first half of 2002 decreased by 6 percent to (euro)5.5 billion. Fierce competition for market share led to further price erosion and substantially lower operating profit and cash flow, which were down by 47 and 30 percent, respectively.

         Sales of the Plastics Business Group declined by 12 percent to
(euro)1.6 billion, and those of the Rubber Business Group by 4 percent to
(euro)1.1 billion. Polyurethanes sales edged up 1 percent to (euro)1.6 billion, while business in Coatings and Colorants slipped 5 percent to (euro)1.0 billion.

The Chemicals business area recorded a 17 percent, or (euro)350 million, decline in sales to (euro)1.7 billion. Demand from major customer industries remained unsatisfactory, with prices continuing to decline - a trend that particularly affected H.C. Starck. As a consequence, the operating result fell by 58 percent and gross cash flow receded by 22 percent.

         Sales in the Basic and Fine Chemicals Business Group dropped by 12 percent due to the divestment of ChemDesign and the sharp drop in the price of caustic soda solution. Business in Specialty Products was down 6 percent to
(euro)0.7 billion. Sales of Wolff Walsrode were 25 percent lower, at (euro)0.2 billion, because of this business group's strategic realignment and the associated divestiture.

Cash Flow Statements (Summary)

(euro)million                                                     1st Half
                                                               2002      2001
-------------------------------------------------------------------------------
Gross operating cash flow                                      1,591    1,836
-------------------------------------------------------------------------------
Changes in working capital                                      (258)  (1,005)
-------------------------------------------------------------------------------
Net cash provided by operating activities                      1,333      831
-------------------------------------------------------------------------------
of which discontinuing operations                                 38       45
-------------------------------------------------------------------------------
Net cash used in investing activities                          (4,406)   (666)
-------------------------------------------------------------------------------
of which discontinuing operations                                (34)      (9)
-------------------------------------------------------------------------------
Net cash provided by (used in) financing activities            3,204      (71)
-------------------------------------------------------------------------------
of which discontinuing operations                                 20       (6)
-------------------------------------------------------------------------------
Change in cash and cash equivalents                              131       94
-------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                   719      491
-------------------------------------------------------------------------------
Exchange rate movements and changes in scope of consolidation    (10)      23
-------------------------------------------------------------------------------
Cash and cash equivalents at end of first half                   840      608
-------------------------------------------------------------------------------


[GRAPHIC]
Performance by region (by point of origin, before reconciliation)
(euro) million
                                                                      Latin
                                                                     America/
                                          North                      Africa/
                               Europe    America  Asia/Pacific     Middle East
                               ------    -------  ------------     -----------
Sales                           6,720     4,588       1,950           1,023
Operating result *                622        97         152              55
Gross cash flow                 1,013       415         158              66
* Before exceptional items
[/GRAPHIC]


Performance by Region

         Sales of our companies in Europe receded by 6 percent, or (euro)0.4 billion, compared with the same period of 2001, to (euro)6.7 billion. The Lipobay(R)/Baycol(R) withdrawal and the divestments made accounted for (euro)0.2 billion of the decline. The operating result dropped by 53 percent to (euro)0.6 billion, and gross cash flow was down 21 percent to (euro)1.0 billion. The return on sales, however, at 9 percent, was well above the Group average.

         In North America business was down by 8 percent, or (euro)0.4 billion, to (euro)4.6 billion, with (euro)0.3 billion of the decrease accounted for by the Lipobay(R)/Baycol(R) withdrawal and by divestments. Operating profit and gross cash flow, however, each improved by (euro)0.1 billion.

         Business of our companies in the Asia/Pacific region improved over last year in local currencies despite the absence of Lipobay(R)/Baycol(R). They recorded sales of (euro)2.0 billion, with the operating result and gross cash flow each amounting to (euro)0.2 billion. Figures for China were particularly encouraging.

         In the Latin America/Africa/Middle East region, sales were down 10 percent to (euro)1.0 billion, with shifts in exchange rates having an 18 percent negative effect. The economic crisis worsened in recent months, especially in Argentina. Against this background, the operating result and gross cash flow each dropped to (euro)0.1 billion.

Earnings

(euro)million                                1st Half     Full Year
                                          2002      2001    2001
Operating result                         1,088     1,671   1,611
----------------------------------------------------------------------
of which discontinuing operations           43       372     406
----------------------------------------------------------------------
Non-operating result                      (109)     (230)   (496)
----------------------------------------------------------------------
Income before income taxes                 979     1,441   1,115
----------------------------------------------------------------------
Net income                                 816     1,006     965
----------------------------------------------------------------------



Liquidity and capital resources

The consolidated financial statements for the first half of 2002 have been prepared as for the year 2001 according to the rules issued by the International Accounting Standards Board, London. Reference should be made as appropriate to the notes to the 2001 statements.

         Gross cash flow declined by (euro)0.2 billion to (euro)1.6 billion. However, the cash outflow resulting from changes in working capital was only
(euro)0.3 billion, compared with (euro)1.0 billion in the first half of 2001. The net operating cash flow therefore rose by 60 percent to (euro)1.3 billion.

         Net cash of (euro)4.4 billion was used in investing activities. Expenditures for acquisitions came to (euro)5.4 billion, and net additions to property, plant and equipment were (euro)0.2 billion. Cash inflow from investments and dividends amounted to (euro)1.2 billion.

         Financing activities provided net cash of (euro)3.2 billion. Net borrowings were (euro)4.3 billion, consisting mainly of a ten-year and a five-year bond issued by Bayer AG and carrying a 6 percent and a 5.375 percent coupon, respectively. Of the (euro)5.0 billion total issue volume, 38 percent has been swapped from fixed into floating interest. Cash disbursements totaling
(euro)1.1 billion were made for dividend and interest payments.

         Cash and cash equivalents increased compared to June 30, 2001 by
(euro)0.2 billion to (euro)0.8 billion. Including marketable securities and other instruments, the Group had liquid assets of (euro)0.9 billion on June 30, 2002.

Earnings performance

The operating result - including discontinuing operations - for the first half of 2002 declined by 35 percent to (euro)1.1 billion. This includes a (euro)0.5 billion one-time gain from the sale of company-owned housing units and net restructuring charges of (euro)0.3 billion.

         The non-operating result improved by (euro)121 million to minus
(euro)109 million mainly due to the (euro)0.3 billion gain from the sale of the remaining shares we held in Agfa-Gevaert N.V. Income tax expense amounted to
(euro)0.2 billion. The tax-free income from the divestments brought the effective tax rate down to 16 percent.

         Net income fell by 19 percent, or (euro)0.2 billion, to (euro)0.8 billion.

Balance Sheet Structure

(euro) million
                                  June 30, 2002  June 30, 2001  Dec. 31, 2001
------------------------------------------------------------------------------
Noncurrent assets                        25,728         22,305         21,702
------------------------------------------------------------------------------
Current assets                           18,969         17,010         15,337
------------------------------------------------------------------------------
Stockholders' equity                     15,648         17,296         16,922
------------------------------------------------------------------------------
Minority stockholders' interest             149            103             98
------------------------------------------------------------------------------
Liabilities                              28,900         21,916         20,019
------------------------------------------------------------------------------
Total assets                             44,697         39,315         37,039
------------------------------------------------------------------------------



Asset and capital structure

Total assets increased during the first six months of 2002 by (euro)7.7 billion to (euro)44.7 billion due to the acquisition of Aventis CropScience. Noncurrent assets rose by (euro)4.0 billion to (euro)25.7 billion, now amounting to 58 percent of the total. Current assets grew by (euro)3.7 billion to (euro)19.0 billion, with inventories accounting for (euro)0.9 billion of the increase and trade accounts receivable for (euro)1.6 billion.

         Stockholders' equity declined by (euro)1.3 billion to (euro)15.6 billion. While (euro)0.1 billion was allocated out of net income after payment of the dividend for 2001, currency translations and the measurement of financial instruments according to IAS 39 diminished equity by (euro)1.4 billion.

         Liabilities, including deferred taxes and deferred income, grew by
(euro)8.9 billion to (euro)28.9 billion. The main factor here was a (euro)6.0 billion increase in financial obligations, due primarily to the bonds issued in connection with the acquisition of Aventis CropScience.

Capital expenditures

In the first half of 2002 we spent (euro)1.0 billion for intangible assets, property, plant and equipment. This amount was fully financed out of the
(euro)1.3 billion amortization and depreciation charge. Investment focused on Europe and North America, which accounted for (euro)0.5 billion and (euro)0.4 billion, respectively.

         Our (euro)2.4 billion capital spending budget for the full year 2002 is not expected to be fully utilized.

Employees

On June 30, 2002 the Bayer Group had 127,800 employees. Of these, 124,200 worked in continuing operations, compared with 113,000 at the start of the year. The first-time inclusion of the Aventis CropScience group increased headcount by 13,200. Personnel expenses rose by (euro)45 million compared with the first half of 2001.

Outlook

The strategic realignment of the Bayer Group, involving the creation of four independent operating units, has reached an advanced stage.

         HealthCare covers the broad product portfolio of the Pharmaceuticals, Biological Products, Consumer Care, Diagnostics and Animal Health business groups. We expect this new constellation will contribute to more favorable cost structures, a stronger market focus and much greater flexibility, especially with a view to possible alliances.

         CropScience should quickly integrate the business acquired from Aventis. The conditions under which the acquisition was approved by the European Commission and the U.S. Federal Trade Commission mean we will divest or outlicense products with a sales volume totaling (euro)650 million to (euro)700 million. This year's earnings will be impaired by integration charges and purchase accounting amortization.

         In Polymers and Chemicals we do not anticipate a sustained business improvement in the second half in view of the economic situation, so the only way we can increase efficiency in the short term is through cost containment. We are seeking alliances for our chemicals business in light of the ongoing industry consolidation. We expect the antitrust authorities to consent to our sale of the Haarmann & Reimer group to EQT Northern Europe Equity Funds by the end of this year. A debt-free purchase price of (euro)1.66 billion has been agreed.

         Despite the poor economic prospects, we expect net income to exceed last year's level due to the divestments.

Bayer Group Highlights

                                                      2nd Quarter        1st Half
                                                  2002     2001       2002       2001
Sales ((euro)million)                            7,504    8,071     14,737     15,972
of which discontinuing operations                  233      281        456        679
-----------------------------------------------------------------------------------------

Sales from continuing operations                 7,271    7,790     14,281     15,293
-----------------------------------------------------------------------------------------
Change                                           -6.7%    +3.0%      -6.6%      +6.8%

Domestic companies                               2,038    2,193      4,059      4,484
-----------------------------------------------------------------------------------------
Change                                         - 7.1 %    -7.1%      -9.5%      +1.8%

Foreign companies                                5,233    5,597     10,222     10,809
Change                                         - 6.5 %    +7.5%      -5.4%      +9.0%
-----------------------------------------------------------------------------------------

Operating result ((euro)million)                   248      823      1,088      1,671
of which discontinuing operations                   21      333         43        372
-----------------------------------------------------------------------------------------

Operating result from continuing operations        227      490      1,045      1,299
Change                                          -53.7%   -47.4%     -19.6%     -32.3%
-----------------------------------------------------------------------------------------

Operating result from continuing operations
before exceptional items                           318      536        808      1,450
Change                                          -40.7%   -42.5%     -44.3%     -25.3%
-----------------------------------------------------------------------------------------

Return on sales before exceptional items          4.4%     6.9%       5.7%       9.5%
-----------------------------------------------------------------------------------------

Net income ((euro)million)                         293      564        816      1,006
Change                                          -48.0%   +18.2%     -18.9%      -2.6%
-----------------------------------------------------------------------------------------

Gross cash flow ((euro)million)                    757      769      1,591      1,836
Change                                           -1.6%   -32.1%     -13.3%     -15.4%
-----------------------------------------------------------------------------------------

Capital expenditures ((euro)million)*              463      602        993      1,123
Domestic companies                                 259      300        443        536
-----------------------------------------------------------------------------------------
Foreign companies                                  204      302        550        587

Number of employees*                                               124,200    114,400
-----------------------------------------------------------------------------------------
as of June 30

Personnel expenses ((euro)million)               1,957    1,943      3,845      3,800
-----------------------------------------------------------------------------------------
Change                                           +0.7%    +8.4%      +1.2%      +7.8%


         * continuing operations

Bayer Group Consolidated Statements of Income
(Summary)

                                                          2nd Quarter                   1st Half
                                                      2002           2001          2002           2001
                                               (euro) million  (euro) million (euro) million (euro) million

Net sales                                             7,504          8,071        14,737         15,972
----------------------------------------------------------------------------------------------------------
Net sales from discontinuing operations                (233)          (281)         (456)          (679)
----------------------------------------------------------------------------------------------------------
Net sales from continuing operations                  7,271          7,790        14,281         15,293
----------------------------------------------------------------------------------------------------------
Cost of goods sold                                   (4,359)        (4,393)       (8,474)        (8,320)
----------------------------------------------------------------------------------------------------------
Gross profit                                          2,912          3,397         5,807          6,973
----------------------------------------------------------------------------------------------------------

Selling expenses                                     (1,614)        (1,819)       (3,192)        (3,498)
----------------------------------------------------------------------------------------------------------
Research and development expenses                      (618)          (619)       (1,171)        (1,183)
----------------------------------------------------------------------------------------------------------
General administration expenses                        (291)          (286)         (511)          (539)
----------------------------------------------------------------------------------------------------------
Other operating income (expenses) - net                (162)          (183)          112           (454)
----------------------------------------------------------------------------------------------------------
Operating result from continuing operations             227            490         1,045          1,299
----------------------------------------------------------------------------------------------------------
Operating result from discontinuing
operations                                               21            333            43            372
----------------------------------------------------------------------------------------------------------
Operating result                                        248            823         1,088          1,671
----------------------------------------------------------------------------------------------------------

Non-operating result                                     48           (104)         (109)          (230)
----------------------------------------------------------------------------------------------------------
Income before income taxes                              296            719           979          1,441
----------------------------------------------------------------------------------------------------------
Income taxes                                              0           (153)         (159)          (437)
----------------------------------------------------------------------------------------------------------
Income after taxes                                      296            566           820          1,004
----------------------------------------------------------------------------------------------------------
Minority stockholders' interest                          (3)            (2)           (4)             2
----------------------------------------------------------------------------------------------------------
Net income                                              293            564           816          1,006
----------------------------------------------------------------------------------------------------------
Earnings per share ((euro))                            0.40           0.77          1.12           1.38


Bayer Group Consolidated Balance Sheets
(Summary)

                                     June 30, 2002  June 30, 2001 Dec. 31, 2001
                                    (euro) million (euro) million (euro) million
ASSETS

Noncurrent assets                         25,728         22,305      21,702
-------------------------------------------------------------------------------
Inventories                                6,727          6,640       5,818
-------------------------------------------------------------------------------
Receivables                               10,463          9,657       8,140
-------------------------------------------------------------------------------
Liquid assets                                872            666         771
-------------------------------------------------------------------------------
Current assets                            18,062         16,963      14,729
-------------------------------------------------------------------------------

Deferred taxes                               907             47         608
-------------------------------------------------------------------------------
                                          44,697         39,315      37,039
-------------------------------------------------------------------------------
of which discontinuing operations            778            869         820


STOCKHOLDERS' EQUITY AND LIABILITIES

Capital stock and reserves                 4,812          4,812       4,812
-------------------------------------------------------------------------------
Retained earnings                         10,151          9,913       9,841
-------------------------------------------------------------------------------
Net income                                   816          1,006         965
-------------------------------------------------------------------------------
Other comprehensive income
-------------------------------------------------------------------------------
     Currency translation adjustment        (206)         1,106         759
-------------------------------------------------------------------------------
     Miscellaneous items                      75            459         545
-------------------------------------------------------------------------------
Stockholders' equity                      15,648         17,296      16,922
-------------------------------------------------------------------------------

Minority stockholders' interest              149            103          98
-------------------------------------------------------------------------------
Long-term liabilities                     13,332          8,853       8,906
-------------------------------------------------------------------------------
Short-term liabilities                    12,820         11,582       9,875
-------------------------------------------------------------------------------
Liabilities                               26,152         20,435      18,781
-------------------------------------------------------------------------------
of which discontinuing operations            224            241         233
-------------------------------------------------------------------------------

Deferred taxes                             2,748          1,481       1,238
-------------------------------------------------------------------------------
                                          44,697         39,315      37,039
-------------------------------------------------------------------------------

The half-year statements are unaudited.

Bayer Group Consolidated Statements
of Changes in Stockholders' Equity (Summary)

                                                Capital     Retained        Net         Currency      Miscellaneous   Total
                                                stock and   earnings       income      translation      items
                                                reserves                               adjustment

                                           (euro) million (euro)million (euro)million (euro)million (euro)million (euro)million

December 31, 2000                                4,812       9,047         1,816           465              0          16,140
------------------------------------------------------------------------------------------------------------------------------
Dividend payment                                                          (1,022)                                      (1,022)
------------------------------------------------------------------------------------------------------------------------------
Allocation to retained earnings                                866          (794)                                          72
------------------------------------------------------------------------------------------------------------------------------
Exchange differences                                                                       641                             641
------------------------------------------------------------------------------------------------------------------------------
Other changes in stockholders' equity                                                                     459              459
------------------------------------------------------------------------------------------------------------------------------
Income after taxes                                                         1,006                                        1,006
------------------------------------------------------------------------------------------------------------------------------

June 30, 2001                                      4,812       9,913       1,006         1,106            459          17,296
------------------------------------------------------------------------------------------------------------------------------

December 31, 2001                                  4,812       9,841         965           759            545          16,922
------------------------------------------------------------------------------------------------------------------------------
Dividend payment                                                            (657)                                        (657)
------------------------------------------------------------------------------------------------------------------------------
Allocation to retained earnings                                  310        (308)                                           2
------------------------------------------------------------------------------------------------------------------------------
Exchange differences                                                                      (965)                          (965)
------------------------------------------------------------------------------------------------------------------------------
Other changes in stockholders' equity                                                                    (470)           (470)
------------------------------------------------------------------------------------------------------------------------------
Income after taxes                                                           816                                          816
------------------------------------------------------------------------------------------------------------------------------

June 30, 2002                                      4,812      10,151         816          (206)            75          15,648
------------------------------------------------------------------------------------------------------------------------------

Key Data by Segment (2nd Quarter)

                                            Health Care                    CropScience             Polymers
2nd Quarter                 Pharmaceuticals  Consumer     Animal Health    CropScience    Plastics &    Polyurethanes
                            & Biological      Care &                                        Rubber       & Coatings
                              Products      Diagnostics                                                      and
                                                                                                         Colorants &
                                                                                                           Fibers
                             2nd Quarter    2nd Quarter    2nd Quarter     2nd Quarter    2nd Quarter    2nd Quarter

(euro)million                2002    2001    2002   2001    2002    2001   2002    2001   2002    2001    2002   2001

Net sales (external)         1,167  1,510     971  1,033     212     232  1,083     866  1,415   1,467   1,350  1,416
----------------------------------------------------------------------------------------------------------------------
o Change in(euro)           -22.7%  +2.9%   -6.0%  +5.9%   -8.6%   -5.3%  +25.1%  +5.2%  -3.5%   +1.4%   -4.7%  -10.8%
----------------------------------------------------------------------------------------------------------------------
o Change in local           -18.1%  +0.9%   -0.1%  +3.1%   -3.6%   -7.8%  +28.4%  +3.3%  -1.4%   -1.1%   -1.2%  -13.1%
  currencies
----------------------------------------------------------------------------------------------------------------------
Intersegment sales               9      9       1     15       1       4      9      31     35      31      10     41
----------------------------------------------------------------------------------------------------------------------
Operating result before         38     30     112     57      43      56     20     162     98     131      41     65
exceptional items
----------------------------------------------------------------------------------------------------------------------
Return on sales before        3.3%   2.0%   11.5%   5.5%   20.3%   24.1%   1.8%   18.7%   6.9%    8.9%    3.0%    4.6%
exceptional items
----------------------------------------------------------------------------------------------------------------------
Exceptional items               64     12     (9)    (2)       0       0      0       0   (67)    (11)    (61)     (9)
----------------------------------------------------------------------------------------------------------------------
Operating result               102     42     103     55      43      56     20     162     31     120    (20)     56
----------------------------------------------------------------------------------------------------------------------
Return on sales               8.7%   2.8%   10.6%   5.3%   20.3%   24.1%   1.8%   18.7%   2.2%    8.2%  (1.5)%   4.0%
----------------------------------------------------------------------------------------------------------------------
Gross cash flow                 71     21     123    111      51      46    152     191    104     200     215    209
----------------------------------------------------------------------------------------------------------------------



                              Chemicals
2nd Quarter                   Chemicals    Reconciliation  Continuing    Discontinuing    Bayer Group
                                                           Operations      Operations
                             2nd Quarter    2nd Quarter    2nd Quarter    2nd Quarter     2nd Quarter

(euro)million               2002    2001   2002    2001    2002   2001    2002    2001   2002    2001

Net sales (external)          853   1,027     220    239   7,271  7,790     233     281  7,504   8,071
-------------------------------------------------------------------------------------------------------
o Change in(euro)           -16.9%  +18.6%                 -6.7%  +3.0%                  -7.0%   +2.1%
-------------------------------------------------------------------------------------------------------
o Change in local           -10.6%  +17.1%                 -2.6%  +0.8%                  -3.0%   +0.0%
  currencies
-------------------------------------------------------------------------------------------------------
Intersegment sales             93     134   (158)  (265)
-------------------------------------------------------------------------------------------------------
Operating result before        30     123    (64)   (88)     318    536      21      16    339    552
exceptional items
-------------------------------------------------------------------------------------------------------
Return on sales before       3.5%   12.0%                   4.4%   6.9%                   4.5%   6.8%
exceptional items
-------------------------------------------------------------------------------------------------------
Exceptional items            (17)    (22)     (1)   (14)    (91)   (46)       0     317   (91)    271
-------------------------------------------------------------------------------------------------------
Operating result               13     101    (65)  (102)     227    490      21     333    248    823
-------------------------------------------------------------------------------------------------------
Return on sales              1.5%    9.8%                   3.1%   6.3%                   3.3%  10.2%
-------------------------------------------------------------------------------------------------------
Gross cash flow                71     113    (59)  (138)     728    753      29      16    757    769
-------------------------------------------------------------------------------------------------------


2001 figures restated

Key Data by Segment (1st Half)

                                            Health Care                    CropScience             Polymers
1st Half                    Pharmaceuticals  Consumer     Animal Health    CropScience    Plastics &    Polyurethanes
                            & Biological      Care &                                        Rubber       & Coatings
                              Products      Diagnostics                                                      and
                                                                                                         Colorants &
                                                                                                           Fibers
                              1st Half       1st Half        1st Half       1st Half       1st Half       1st Half

(euro)million                2002    2001   2002   2001    2002    2001   2002    2001   2002    2001    2002   2001

Net sales (external)         2,424  2,932   1,921  1,997     415     412  1,949   1,680  2,723   2,989   2,743  2,803
----------------------------------------------------------------------------------------------------------------------
o Change in(euro)           -17.3%  +2.5%   -3.8%  +5.9%   +0.7%   -6.6% +16.0%   +1.7%  -8.9%   +6.3%   -2.1%   +5.5%
----------------------------------------------------------------------------------------------------------------------
o Change in local           -15.5%  +0.8%   -0.9%  +3.7%   +3.1%   -8.3% +18.0%   +0.8%  -8.4%   +4.1%   -0.7%   +3.5%
  currencies
----------------------------------------------------------------------------------------------------------------------
Intersegment sales              17     17       2     15       1       4     26      77     64      61      42     79
----------------------------------------------------------------------------------------------------------------------
Operating result before        169    315     175    130      93      78    164     375    122     316     106    112
exceptional items
----------------------------------------------------------------------------------------------------------------------
Return on sales before        7.0%  10.7%    9.1%   6.5%   22.4%   18.9%   8.4%   22.3%   4.5%   10.6%    3.9%   4.0%
exceptional items
----------------------------------------------------------------------------------------------------------------------
Exceptional items               56      8    (15)   (12)       0       0      0       0   (76)    (22)   (154)    (33)
----------------------------------------------------------------------------------------------------------------------
Operating result               225    323     160    118      93      78    164     375     46     294    (48)     79
----------------------------------------------------------------------------------------------------------------------
Return on sales               9.3%  11.0%    8.3%   5.9%   22.4%   18.9%   8.4%   22.3%   1.7%    9.8%  (1.7)%   2.8%
----------------------------------------------------------------------------------------------------------------------
Gross cash flow                185    252     234    225      92      67    259     351    213     429     331    350
----------------------------------------------------------------------------------------------------------------------


                              Chemicals
1st Half                      Chemicals    Reconciliation  Continuing    Discontinuing    Bayer Group
                                                           Operations      Operations
                              1st Half       1st Half       1st Half        1st Half       1st Half

(euro)million               2002    2001   2002    2001    2002   2001    2002    2001   2002    2001

Net sales (external)        1,700   2,050     406    430  14,281  15,293    456     679  14,737 15,972
-------------------------------------------------------------------------------------------------------
o Change in(euro)          -17.1%  +22.7%                  -6.6%   +6.8%                  -7.7%  +4.8%
-------------------------------------------------------------------------------------------------------
o Change in local          -13.3%  +21.5%                  -4.8%   +5.0%                  -5.8%  +3.1%
  currencies
-------------------------------------------------------------------------------------------------------
Intersegment sales            188     245   (340)  (498)
-------------------------------------------------------------------------------------------------------
Operating result before       107     255   (128)  (131)     808  1,450      43      55    851   1,505
exceptional items
-------------------------------------------------------------------------------------------------------
Return on sales before       6.3%   12.4%                   5.7%   9.5%                   5.8%    9.4%
exceptional items
-------------------------------------------------------------------------------------------------------
Exceptional items            (23)    (73)     449   (19)     237  (151)       0     317    237     166
-------------------------------------------------------------------------------------------------------
Operating result               84     182     321  (150)   1,045  1,299      43     372  1,088   1,671
-------------------------------------------------------------------------------------------------------
Return on sales              4.9%    8.9%                   7.3%   8.5%                   7.4%   10.5%
-------------------------------------------------------------------------------------------------------
Gross cash flow               186     237      35  (136)   1,535  1,775      56      61  1,591   1,836
-------------------------------------------------------------------------------------------------------


2001 figures restated

Key Data by Region (2nd Quarter)

2nd Quarter                                  Europe          North America        Asia/Pacific       Latin America/
                                                                                                   Africa/Middle East

                                          2nd Quarter         2nd Quarter         2nd Quarter         2nd Quarter

(euro)million                            2002      2001      2002      2001      2002      2001      2002      2001

Net sales (external) - by market          3,026     3,168     2,271     2,544     1,238     1,258       736       820
----------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of        3,390     3,519     2,303     2,637     1,049     1,033       529       601
origin
----------------------------------------------------------------------------------------------------------------------
o Change in(euro)                         -3.7%     +4.5%    -12.7%     +3.9%     +1.5%     +4.0%    -12.0%     +10.5%
----------------------------------------------------------------------------------------------------------------------
o Change in local currencies              -3.8%     +4.3%    -12.5%     -2.3%     +4.5%     +8.3%     +5.7%      +6.2%
----------------------------------------------------------------------------------------------------------------------
Interregional sales                         686       800       506       511        41        67        27        36
----------------------------------------------------------------------------------------------------------------------
Operating result before exceptional         149       510       103      (64)        82        97        18        77
items
----------------------------------------------------------------------------------------------------------------------
Return on sales before exceptional         4.4%     14.5%      4.5%    (2.4)%      7.8%      9.4%      3.4%     12.8%
items
----------------------------------------------------------------------------------------------------------------------
Exceptional items                            50       (1)     (141)      (35)         0         4         0         0
----------------------------------------------------------------------------------------------------------------------
Operating result                            199       509      (38)      (99)        82       101        18        77
----------------------------------------------------------------------------------------------------------------------
Return on sales                            5.9%     14.5%    (1.7)%    (3.8)%      7.8%      9.8%      3.4%     12.8%
----------------------------------------------------------------------------------------------------------------------
Gross cash flow                             455       538       239        58        88       103        17        76
----------------------------------------------------------------------------------------------------------------------


2nd Quarter                              Reconciliation        Continuing        Discontinuing        Bayer Group
                                                               Operations          Operations

                                          2nd Quarter         2nd Quarter         2nd Quarter         2nd Quarter

(euro)million                             2002      2001      2002      2001      2002      2001      2002      2001

Net sales (external) - by market                              7,271     7,790       233       281     7,504     8,071
----------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of                            7,271     7,790       233       281     7,504     8,071
origin
----------------------------------------------------------------------------------------------------------------------
o Change in(euro)                                             -6.7%     +3.0%                         -7.0%     +2.1%
----------------------------------------------------------------------------------------------------------------------
o Change in local currencies                                  -2.6%     +0.8%                         -3.0%     +0.0%
----------------------------------------------------------------------------------------------------------------------
Interregional sales                     (1,260)   (1,414)
----------------------------------------------------------------------------------------------------------------------
Operating result before exceptional        (34)      (84)       318       536        21        16       339       552
items
----------------------------------------------------------------------------------------------------------------------
Return on sales before exceptional                             4.4%      6.9%                          4.5%      6.8%
items
----------------------------------------------------------------------------------------------------------------------
Exceptional items                             0      (14)      (91)      (46)         0       317      (91)       271
----------------------------------------------------------------------------------------------------------------------
Operating result                           (34)      (98)       227       490        21       333       248       823
----------------------------------------------------------------------------------------------------------------------
Return on sales                                                3.1%      6.3%                          3.3%     10.2%
----------------------------------------------------------------------------------------------------------------------
Gross cash flow                            (71)      (22)       728       753        29        16       757       769
----------------------------------------------------------------------------------------------------------------------


2001 figures restated

Key Data by Region (1st Half)

1st Half                                     Europe          North America        Asia/Pacific       Latin America/
                                                                                                   Africa/Middle East

                                            1st Half            1st Half            1st Half            1st Half

(euro)million                             2002      2001      2002      2001      2002      2001      2002      2001

Net sales (external) - by market          6,024     6,423     4,498     4,814     2,338     2,462     1,421     1,594
----------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of        6,720     7,150     4,588     5,014     1,950     1,996     1,023     1,133
origin
----------------------------------------------------------------------------------------------------------------------
o Change in (euro)                        -6.0%     +6.2%     -8.5%     +5.9%     -2.3%    +10.4%     -9.7%     +8.7%
----------------------------------------------------------------------------------------------------------------------
o Change in local currencies              -6.1%     +6.0%     -8.3%     -0.3%     +0.7%    +14.7%     +8.0%     +4.4%
----------------------------------------------------------------------------------------------------------------------
Interregional sales                       1,446     1,676     1,007       966        88       134        49        64
----------------------------------------------------------------------------------------------------------------------
Operating result before exceptional         622     1,320        97      (33)       152       207        55       115
items
----------------------------------------------------------------------------------------------------------------------
Return on sales before exceptional         9.3%     18.5%      2.1%    (0.7)%      7.8%     10.4%      5.4%     10.2%
items
----------------------------------------------------------------------------------------------------------------------
Exceptional items                           477      (42)     (239)      (90)         0         0       (1)         0
----------------------------------------------------------------------------------------------------------------------
Operating result                          1,099     1,278     (142)     (123)       152       207        54       115
----------------------------------------------------------------------------------------------------------------------
Return on sales                           16.4%     17.9%    (3.1)%    (2.5)%      7.8%     10.4%      5.3%     10.2%
----------------------------------------------------------------------------------------------------------------------
Gross cash flow                           1,013     1,280       415       281       158       200        66       117
----------------------------------------------------------------------------------------------------------------------



1st Half                                 Reconciliation        Continuing        Discontinuing        Bayer Group
                                                               Operations          Operations

                                            1st Half            1st Half            1st Half            1st Half

(euro)million                             2002      2001      2002      2001      2002      2001      2002      2001

Net sales (external) - by market                             14,281    15,293       456       679    14,737    15,972
----------------------------------------------------------------------------------------------------------------------
Net sales (external) - by point of                           14,281    15,293       456       679    14,737    15,972
origin
----------------------------------------------------------------------------------------------------------------------
o Change in (euro)                                            -6.6%     +6.8%                         -7.7%     +4.8%
----------------------------------------------------------------------------------------------------------------------
o Change in local currencies                                  -4.8%     +5.0%                         -5.8%     +3.1%
----------------------------------------------------------------------------------------------------------------------
Interregional sales                     (2,590)   (2,840)
----------------------------------------------------------------------------------------------------------------------
Operating result before exceptional       (118)     (159)       808     1,450        43        55       851     1,505
items
----------------------------------------------------------------------------------------------------------------------
Return on sales before exceptional                             5.7%      9.5%                          5.8%      9.4%
items
----------------------------------------------------------------------------------------------------------------------
Exceptional items                             0      (19)       237     (151)         0       317       237       166
----------------------------------------------------------------------------------------------------------------------
Operating result                          (118)     (178)     1,045     1,299        43       372     1,088     1,671
----------------------------------------------------------------------------------------------------------------------
Return on sales                                                7.3%      8.5%                          7.4%     10.5%
----------------------------------------------------------------------------------------------------------------------
Gross cash flow                           (117)     (103)     1,535     1,775        56        61     1,591     1,836
----------------------------------------------------------------------------------------------------------------------


2001 figures restated

Published by:                              Forward-Looking Statements

Bayer AG                                   This Interim Report contains forward-
                                           looking statements.  These statements
                                           use words like "believes", "assumes",
Corporate Communications Division          "expects" or similar formulations.
51368 Leverkusen, Germany                  Various known and unknown risks,
Phone +49 214 30 58992                     uncertainties and other factors
Fax +49 214 30 71985                       could lead to substantial differences
Distribution: phone +49 214 30 71816       between the actual future results,
Bayer on the Internet:                     financial situation, development or
www.bayer.com                              performance of our company and those
                                           either expressed or implied by these
                                           statements. These factors include,
                                           among other things:

                                           o downturns in the business cycle of
                                             the industries in which we compete;

                                           o new regulations, or changes to
                                             existing regulations, that increase
                                             our operating costs or otherwise
                                             reduce our profitability;

                                           o increases in the price of our raw
                                             materials, especially if we are
                                             unable to pass these costs along to
                                             customers;

                                           o loss or reduction of patent
                                             protection for our products;

                                           o liabilities, especially those
                                             incurred as a result of
                                             environmental laws or product
                                             liability litigation;

                                           o fluctuation in international
                                             currency exchange rates as well as
                                             changes in the general economic
                                             climate; and

                                           o other factors identified in this
                                             Interim Report.

[BAYER LOGO]                               These factors include those discussed
                                           in our public reports filed with the
                                           Frankfurt Stock Exchange and with the
                                           U.S. Securities and Exchange
                                           Commission (including our Form 20-F).
                                           In view of these uncertainties, we
                                           caution readers not to place undue
                                           reliance on these forward-looking
                                           statements. We accept no obligation
                                           to continue to report or update these
                                           forward-looking statements or adjust
                                           them to future events or
                                           developments.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Bayer Aktiengesellschaft
                                  (Registrant)




Date: August 5, 2002     By:      /s/ ROSAR
                                  --------------------------------------------
                                  Name:    Dr. Alexander Rosar
                                  Title:   Head of Investor Relations



                                  /s/ BUCHMEIER
                                  --------------------------------------------
                                  Name:    Dr. Armin Buchmeier
                                  Title:   Senior Counsel

                               Shearman & Sterling
                                 Westend-Carree
                               Gervinusstrasse 17
                            D-60322 Frankfurt am Main
                                     Germany


                                 August 5, 2002

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
U.S.A.


                                    Bayer AG
                               Report on Form 6-K


Ladies and Gentlemen:

               On behalf of our client, Bayer AG, please find enclosed Bayer's report on Form 6-K, attaching:

          1.   One press release dated May 2, 2002.

          2.   One press release dated May 31, 2002.

          3.   One press release dated June 3, 2002.

          4.   One press release dated June 12, 2002.

          5.   One press release dated July 17, 2002.

          6. One undated invitation to the Bayer AG 2002 Investor Conference in London on August 1, 2002.

          7.   One press release dated July 24, 2002.

          8.   One press release dated July 24, 2002.

          9. One undated press release containing the 1H 2002 Publication Schedule.

          10.  One press release dated August 1, 2002.

          11. One English-language version of Bayer AG's Interim Report for the first half of 2002 as distributed at Bayer AG's Investor Conference in London on August 1, 2002.

               Please direct any questions concerning the enclosures to the undersigned at (011-49-69) 9711-1000 or mdevlin@shearman.com.

               We have delivered copies of this Form 6-K to the New York Stock Exchange and to The Bank of New York, as depository for Bayer's ADR program.


                                             Very truly yours,

                                             /s/ MARK DEVLIN

                                             Mark Devlin


Enclosures

cc:      Mr. Stefan Jekel
            The New York Stock Exchange
         Mr. Patrick Mullally
            The Bank of New York
         Mr. Juergen Beunink
            Bayer AG